429 Post Road P.O. Box 210 Buchanan, Michigan 49107 Phone: 269.695.2700 Fax: 269.697.0395
July 16, 2007
Joe Foti
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Corporation Finance
100 F Street North East
Washington D.C. 20549-3561
Dear Mr. Foti:
I am submitting this letter on behalf of our Company, Express-1 Expedited Solutions, Inc. and in regards to your letter to us dated July 6, 2007 (Commission File Reference Number 0-49606). Upon review of your letter, we are respectfully asking that you allow us additional time to respond to your inquiry. It’s our current belief that our response can be filed with the Commission no later than July 31, 2007.
While we have not taken exception to the points raised in your letter, we do feel it is important for us to be diligent and thorough in our review, adoption and response. Our process entails an internal discussion and response by management; consideration of comments from our outside independent auditors and SEC counsel; and a final review and discussion by the audit committee of our Board of Directors. Once these steps are completed, we will submit our response to your office for consideration.
I appreciate your acceptance of my phone call and tentative approval of an extension on June 10, 2007. As per our discussion, I am now respectfully and formally requesting the Commission to grant our Company until July 31, 2007 to respond. It is our intent to give your comments the appropriate amount of consideration by our Company, our Board of Directors and our independent advisors.
I respectfully request that you acknowledge your acceptance of this extension, for the benefit of both our files. We are diligently working on our responses and the adoption of your suggestions in our periodic reports.
Sincerely,
Mark Patterson
Chief Financial Officer

Copy:	Ms. Jennifer Dorris Audit Committee Chairperson